Exhibit 99.1

JG Gulf Coast Town Center, LLC Financial Statements as of December 31, 2010 and 2009, and for Each of the Three Years in the Period Ended December 31, 2010, and Independent Auditors’ Report

JG GULF COAST TOWN CENTER, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Balance Sheets as of December 31, 2010 and 2009	2

Statements of Operations for the Years Ended
December 31, 2010, 2009, and 2008	3

Statements of Members’ Deficit for the Years Ended
December 31, 2010, 2009, and 2008	4

Statements of Cash Flows for the Years Ended
December 31, 2010, 2009, and 2008	5

Notes to Financial Statements	6–10

INDEPENDENT AUDITORS’ REPORT

To the Members of
JG Gulf Coast Town Center, LLC:

We have audited the accompanying balance sheets of JG Gulf Coast Town Center, LLC (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations, members’ deficit, and cash flows for each of the three years ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 31, 2011

JG GULF COAST TOWN CENTER, LLC

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

REAL ESTATE ASSETS:
Land	$16,697,279	$16,697,279
Buildings, improvements, and equipment	180,961,217	181,420,595
Less accumulated depreciation	(28,427,895)	(21,414,570)

Real estate assets — net	169,230,601	176,703,304

CASH	2,483,431	819,615

TENANT RECEIVABLES — Net of allowance for doubtful accounts of $40,421 in 2010 and $55,997 in 2009	1,777,022	1,622,429

MORTGAGE ESCROWS	1,790,173	7,098,556

DEFERRED LEASING COSTS — Net	1,945,946	2,175,225

DEFERRED FINANCING COSTS — Net	1,274,503	1,505,442

OTHER ASSETS	387,106	624,912

TOTAL	$178,888,782	$190,549,483

LIABILITIES AND MEMBERS’ DEFICIT

MORTGAGE AND OTHER NOTES PAYABLE	$202,360,980	$202,360,980

ACCRUED INTEREST PAYABLE	908,053	907,838

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES	1,264,982	1,324,024

MEMBERS’ DEFICIT	(25,645,233)	(14,043,359)

TOTAL	$178,888,782	$190,549,483

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

	2010	2009	2008

REVENUES:
Minimum rents	$12,094,756	$12,793,328	$12,499,664
Percentage rents	955,128	899,349	908,164
Other rents	174,897	176,939	183,282
Tenant reimbursements	7,345,685	7,351,342	6,594,314
Other	10,770	3,828	5,365

Total revenues	20,581,236	21,224,786	20,190,789

OPERATING EXPENSES:
Property operating	4,620,328	5,098,203	5,333,072
Depreciation and amortization	8,366,650	7,724,862	7,758,035
Real estate taxes	1,964,178	1,773,651	1,919,983
Maintenance and repairs	1,011,214	1,144,387	1,263,924
Management fees	450,584	443,715	412,419

Total operating expenses	16,412,954	16,184,818	16,687,433

INCOME FROM OPERATIONS	4,168,282	5,039,968	3,503,356

INTEREST INCOME	2,572	5,851	70,058

INTEREST EXPENSE	(11,154,404)	(11,242,433)	(11,072,258)

LOSS OF SALE OF REAL ESTATE ASSETS	-	-	(1,962)

NET LOSS	$(6,983,550)	$(6,196,614)	$(7,500,806)

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF MEMBERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

BALANCE — December 31, 2007	$(10,777,417)

Contributions by members	11,953,769

Distributions to members	(7,260,422)

Net loss	(7,500,806)

BALANCE — December 31, 2008	(13,584,876)

Contributions by members	6,352,306

Distributions to members	(614,175)

Net loss	(6,196,614)

BALANCE — December 31, 2009	(14,043,359)

Contributions by members	19,200

Distributions to members	(4,637,524)

Net loss	(6,983,550)

BALANCE — December 31, 2010	$(25,645,233)

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,983,550)	$(6,196,614)	$(7,500,806)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,624,855	8,055,043	8,091,560
Provision for doubtful accounts	(15,576)	33,516	10,422
Changes in operating assets and liabilities:
Tenant receivables	(139,017)	(201,571)	(327,642)
Other assets	227,883	(16,255)	(82,114)
Accrued interest payable, accounts payable, and other accrued liabilities	(58,827)	167,993	(181,006)

Net cash provided by operating activities	1,655,768	1,842,112	10,414

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate assets	(570,494)	(1,089,460)	(18,927,676)
(Additions) reductions to cash held in escrow	5,308,383	(7,098,556)	-
Additions to other assets	-	(2,028)	(49,393)
Additions to deferred leasing costs	(94,175)	(55,833)	(650,366)

Net cash provided by (used in) investing activities	4,643,714	(8,245,877)	(19,627,435)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage and other notes payable	-	581,910	10,979,070
Additions to deferred financing costs	(17,342)	-	(248,133)
Contributions by members	19,200	6,352,306	11,953,769
Distributions to members	(4,637,524)	(614,175)	(7,260,422)

Net cash provided by (used in) financing activities	(4,635,666)	6,320,041	15,424,284

NET CHANGE IN CASH	1,663,816	(83,724)	(4,192,737)

CASH — Beginning of year	819,615	903,339	5,096,076

CASH — End of year	$2,483,431	$819,615	$903,339

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest — net of capitalized interest of $0, $0, and $81,326 in 2010, 2009, and 2008, respectively	$10,905,908	$10,930,891	$10,763,096

Additions to real estate assets accrued but not yet paid	$-	$-	$348,254

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — JG Gulf Coast Town Center, LLC (the “Company”) was formed in July 2003 for the purpose of developing, owning, and operating Gulf Coast Town Center, a regional open-air shopping center in Ft. Myers, FL. On April 27, 2005, JG Gulf Coast Member LLC and CBL/Gulf Coast, LLC, a 100% owned subsidiary of CBL & Associates Limited Partnership (“CBL”), formed a 50/50 joint venture when CBL/Gulf Coast, LLC was admitted to the Company as a 50% member. CBL/Gulf Coast, LLC contributed $40,334,978 in exchange for its 50% member interest. The Company then distributed that amount to JG Gulf Coast Member LLC as reimbursement of the aggregate acquisition and development costs incurred with respect to the project, which were previously paid by JG Gulf Coast Member LLC.

Under the terms of the joint venture agreement (the “Agreement”), CBL/Gulf Coast, LLC must provide any additional equity necessary to fund the development of the property, as well as fund up to an aggregate of $30,000,000 of operating deficits of the Company. Cash flows of the Company are distributed to the members in accordance with the priority of each member’s capital account and, upon equalization between the members, cash flow will be shared equally.

As of December 31, 2010 and 2009, members’ deficit of the Company was as follows:

	2010	2009

CBL/Gulf Coast, LLC	$(9,711,630)	$(1,601,531)
JG Gulf Coast Member, LLC	(15,933,603)	(12,441,828)

Total	$(25,645,233)	$(14,043,359)

The members’ equity accounts included in the accompanying balance sheets were determined based on the initial contributions of each respective member being recorded at the carrying value of the contributed assets upon the formation of the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, the distribution of cash flows to the members is determined based on the priority of each member’s capital account as set forth in the Agreement. There have been certain distributions to CBL/Gulf Coast, LLC, which for GAAP purposes were recorded at carryover basis and at fair value for purposes of determining the capital accounts in accordance with the Agreement. Accordingly, the capital accounts as determined in accordance with the Agreement differ from the capital accounts recorded in the accompanying balance sheets. As of December 31, 2010 and 2009, members’ capital accounts as determined in accordance with the Agreement were as summarized in the table below. Capitalized terms not defined herein have the meaning set forth in the Agreement.

	2010	2009

CBL member’s accrued and unpaid interest return on mandatory contributions	$299,283	$346,089
CBL member’s unreturned mandatory contributions	$3,420,136	$7,868,754

The members can earn an 11% preferred return on any unreturned mandatory contributions.

In connection with obtaining the mortgage note payable discussed in Note 2, CBL guaranteed that the Company would complete construction and tenant improvement work related to certain leases. The total exposure under this guarantee was $503,358 as of December 31, 2010 and 2009, respectively. CBL’s obligation is reduced as construction and tenant improvement work is completed. In connection with obtaining the construction loan (as discussed in Note 2), CBL has guaranteed 100% of the outstanding balance of the construction loan. The guarantee will expire upon repayment of the debt. CBL has the right to obtain indemnity of its costs from the Company as well as to assume the rights of the lender, as applicable, if it is required to perform under any of these guarantees.

Basis of Presentation — The accompanying financial statements are prepared on the accrual basis of accounting in accordance with GAAP.

The Company has evaluated subsequent events through March 31, 2011, the date of issuance of these financial statements.

Revenue Recognition — Fixed minimum rents from operating leases are recognized on a straight-line basis over the initial terms of the related leases. Certain tenants are required to pay percentage rent if their sales volumes exceed thresholds specified in their lease agreements. Percentage rent is recognized as revenue when the thresholds are achieved and the amounts become determinable.

The Company receives reimbursements from tenants for real estate taxes, insurance, common area maintenance, and other recoverable operating expenses as provided in the lease agreements. Tenant reimbursements are recognized as revenue in the period the related operating expenses are incurred. Tenant reimbursements related to certain capital expenditures are billed to tenants over periods of 5 to 15 years and are recognized as revenue when billed.

Real Estate Assets — Ordinary repairs and maintenance are expensed as incurred. Major replacements and improvements are capitalized. Depreciation is provided using the straight-line method over the estimated useful life of buildings and improvements (20 to 40 years) and equipment (5 to 10 years). Tenant improvements are capitalized and depreciated on a straight-line basis over the life of the related lease. Depreciation expense was $8,043,197, $7,445,835, and $7,511,781 for the years ended December 31, 2010, 2009, and 2008, respectively.

Carrying Value of Long-Lived Assets — The Company evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when its estimated future undiscounted cash flows are less than its carrying value. If it is determined that an impairment has occurred, the excess of the asset’s carrying value over its estimated fair value will be charged to operations. There were no impairment charges for the years ended December 31, 2010, 2009, or 2008.

Deferred Leasing Costs — Deferred leasing costs include direct costs incurred to originate a lease and are amortized using the straight-line method over the terms of the related leases. Amortization expense was $323,454, $279,027, and $246,254 for the years ended December 31, 2010, 2009, and 2008, respectively. Accumulated amortization was $815,354 and $592,403 as of December 31, 2010 and 2009, respectively.

Deferred Financing Costs — Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized using the straight-line method to interest expense over the term of the mortgage note payable. Amortization expense was $248,281, $319,783, and $283,642 for the years ended December 31, 2010, 2009, and 2008, respectively. Accumulated amortization was $943,909 and $695,628 as of December 31, 2010 and 2009, respectively.

Income Taxes — No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.

Other Income — Other income includes commissions and other miscellaneous customer and tenant receipts.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements — The Company has categorized its financial assets and financial liabilities that are recorded at fair value into a hierarchy based on whether the inputs to valuation techniques are observable or unobservable. The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:

Level 1 — Inputs represent quoted prices in active markets for identical assets and liabilities as of the measurement date.

Level 2 — Inputs, other than those included in Level 1, represent observable measurements for similar instruments in active markets, or identical or similar instruments in markets that are not active, and observable measurements or market data for instruments with substantially the full term of the asset or liability.

Level 3 — Inputs represent unobservable measurements, supported by little, if any, market activity, and require considerable assumptions that are significant to the fair value of the asset or liability. Market valuations must often be determined using discounted cash flow methodologies, pricing models, or similar techniques based on the Company’s assumptions and best judgment.

As of December 31, 2010, no assets or liabilities were measured at fair value on a recurring or nonrecurring basis. The carrying values of cash and cash equivalents, tenant receivables, accounts payable, and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.

2.	MORTGAGE AND OTHER NOTES PAYABLE

The Company has a non-recourse, commercial mortgage-backed securities loan from KeyBank National Association (“Keybank”), acting in the capacity of the servicer of the loan (the “Servicer”) in the amount of $190,800,000. The loan matures in July 2017 and bears interest at a fixed rate of 5.601%. The monthly payments of $890,559 are interest only with a balloon payment of $190,800,000, plus unpaid interest due on the maturity date. The mortgage note payable is collateralized by the shopping center properties and assignment of all leases.

The mortgage note agreement contains, among other covenants, restrictions on incurrence of indebtedness and transfers and sales of assets. It also requires that a minimum debt service coverage ratio be maintained for the purpose of establishing a cash management account with the Servicer. As of December 31, 2010 and 2009, the Company did not meet the minimum required debt service coverage ratio and, as a result, the Company has placed the property under a cash management agreement with the Servicer. In addition, the Company was required to fund certain escrow reserves as required under the mortgage note agreement, until such time that the Company meets the required minimum debt service coverage ratio. Under the cash management agreement, the Servicer controls the Company’s cash account and, on a monthly basis, releases any excess cash to the Company after the monthly debt service and escrow funding amounts have been received. The Company’s net operating cash flows were sufficient to meet its debt service requirements for the years ended December 31, 2010, 2009, and 2008.

In connection with the origination of the mortgage note payable, the Company was required to obtain an additional collateral letter of credit for the benefit of the Servicer. The letter of credit was required to provide the Servicer with additional collateral if the rental income to be received by the Company under a certain tenant lease was less than $4,590,503. The required amount of the letter of credit is reduced as the tenant’s sales exceed certain thresholds. As of December 31, 2010 and 2009, the tenant’s sales did not exceed the threshold required to reduce the amount of the letter of credit. During 2009, the initial letter of credit expired and the Company deposited cash in escrow with the Servicer in the amount of $4,590,503 as a replacement of the letter of credit.  In March 2010, the Company obtained a letter of credit issued by Wells Fargo for the amount specified in the note payable and the full amount of the escrow deposit was refunded to the Company.

In May 2008, the Company obtained a recourse construction loan with total capacity of $11,775,000 for the development of Gulf Coast Town Center Phase III (“Phase III”) with KeyBank at a variable interest rate of 150 basis points over the one month London InterBank Offered Rate. The loan matures in April 2011 and has a one-year extension available, at the Company’s election. The Company intends to repay this loan at that time.  The outstanding balance was $11,560,980 as of December 31, 2010 and 2009. The construction loan is collateralized by Phase III and the assignment of its leases.

The fair value of mortgage and other notes payable was $179,162,404and $171,705,922 at December 31, 2010 and 2009, respectively. The fair value was calculated by discounting future cash flows for the notes payable using an estimated market rate of 8.0% and 8.5% at December 31, 2010 and 2009, respectively.

3.	RENTAL INCOME UNDER OPERATING LEASES

The Company receives rental income by leasing space under operating leases. Future minimum rents scheduled to be received under noncancelable tenant leases at December 31, 2010, are as follows:

Years Ending December 31,

2011	$12,702,413
2012	12,573,297
2013	12,362,238
2014	12,400,836
2015	12,392,376
Thereafter	38,704,018

Total	$101,135,178

4.	RELATED-PARTY TRANSACTIONS

The Company is party to a management agreement with CBL & Associates Management, Inc. (“CBL Management”), which is controlled by affiliates of CBL/Gulf Coast, LLC, to manage the properties. The agreement provides for the Company to pay CBL Management a management fee based on revenues collected. Total management fee expenses were $414,607, $425,932, and $392,480 for the years ended December 31, 2010, 2009, and 2008, respectively.

The management agreement provides for the Company to pay monthly leasing fees to CBL Management based on rent collected from temporary tenants and sponsorship branding fees, as well as replacement tenant leasing commissions. The total leasing and sponsorship branding fees for the years ended December 31, 2010, 2009, and 2008, were $86,954, $17,783, and $19,939, respectively.

The management agreement provides for the Company to pay CBL Management a fee for sales or ground leases of outparcels or pads. The total outparcel/pad fees for the years ended December 31, 2010, 2009, and 2008, were $0, $0, and $90,142, respectively.

Amounts payable to CBL Management as of December 31, 2010 and 2009, were $59,327 and $65,441, respectively.

The entity that provides security, maintenance, cleaning, and background music services for the Company is a subsidiary of CBL. The Company recognized expenses of $729,114, $710,310, and $1,015,470 for services provided by the subsidiary for the years ended December 31, 2010, 2009, and 2008, respectively. The Company had a payable to the subsidiary of $0 and $14,223 as of December 31, 2010and 2009, respectively.

A wholly-owned subsidiary of CBL Management leases equipment, including computers, to the Company. The Company recognized $29,588, $31,291, and $21,324 of expenses for services provided by the subsidiary for the years ended December 31, 2010, 2009, and 2008, respectively. The Company had no amounts due to the subsidiary as of December 31, 2010 and 2009.

Certain officers of CBL collectively have a significant but non-controlling interest in a construction company that provides construction and development services to the Company. Charges for services provided by the construction company for the years ended December 31, 2010, 2009, and 2008, were $0, $38,782, and $11,318,327, respectively. The Company had no amounts payable due to the construction company as of December 31, 2010 and 2009.

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